Trimeris, Inc.
3500 Paramount Parkway
Morrisville, NC 27560
Attn: Mr. Steven D. Skolsky
Chief Executive Officer

August 4, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3-9

Judiciary Plaza

Washington, DC 20549

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Trimeris, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

Form 10-Q for the quarter ended March 31, 2006

Filed May 10, 2006

File No. 000-23155

Dear Mr. Rosenberg:

In connection with various telephone conversations taking place between July 24, 2006, and August 3, 2006, between representatives from Trimeris, Inc. (the “Company”) and Oscar Young and Keira Ino of the Securities and Exchange Commission (“SEC”), the Company is amending the response previously delivered to the SEC on June 14, 2006. As described below, we will include the additional disclosures beginning with our Form 10-Q for the quarter ended June 30, 2006 or, if an annual disclosure, beginning with our Form 10-K for the year ended December 31, 2006.

We also acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for Fiscal Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and…, page 35

Liquidity and Capital Resources, page 44

Contractual Obligations, page 46

1.	Please provide us a revised contractual obligations table that reflects an undiscounted amount for your other long-term liabilities in order to show investors the full contractual amount due for these obligations.

Response

In addition to the additional disclosures proposed in Company’s letter dated June 14, 2006, we propose adding the following additional language to the contractual obligations table (in the form of a footnote) in future filings:

****	The company may have other contractual obligations to the following entities upon achievement of certain research, developmental and commercial milestones. At present there is no certainty of achievement of these milestones.

Array Biopharma, Inc. (“Array”)

The agreement contemplates that Trimeris could owe Array up to $9.7 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones. During the years ended December 31, 2005, 2004 and 2003, we incurred costs, under this agreement, of $5,000, $15,000 and $0, respectively.

Neokimia, Inc. (“Neokimia”)

The agreement contemplates that Trimeris could owe Neokimia up to $20 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones. During the years ended December 31, 2005, 2004 and 2003, we incurred no costs under this agreement.

New York Blood Center

The Company does not have milestone obligations under this license agreement.

ChemBridge Research Laboratories (“CRL”)

The agreement contemplates that Trimeris could owe CRL up to $5.25 million in milestone payments in the event a compound reaches certain developmental, clinical and commercialization milestones with an additional $1.25 million in milestone payments due for each additional compound commercialized. During the year ended December 31, 2005, we incurred costs of $496,000 under this agreement.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part I Item 2. Management’s Discussion and Analysis of Financial…, page 14

Non GAAP Financial Measures, page 22

2.	This non-GAAP measure appears to be prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and Answer 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures posted on our website, since you appear to have not met the burden of demonstrating the usefulness of such measure. Please confirm that you will cease disclosing a measure that removes the non-cash stock compensation expense.

Response

The Company will no longer disclose these non-GAAP comparisons related to share-based compensation in future Form 10-K or Form 10-Q filings.

For the purpose of clarifying our previous response, share-based compensation is one of many important metrics that is considered by managers and investors when evaluating and/or managing the Company’s performance.

Please feel free to contact us regarding any of these issues. We look forward to including the additional disclosures in our future filings.

Sincerely,

/s/ Steven D. Skolsky	/s/ Robert R. Bonczek	/s/ Andrew L. Graham
Steven D. Skolsky	Robert R. Bonczek	Andrew L. Graham
Chief Executive Officer	Chief Financial Officer	Principal Accounting Officer